

Mail Stop 3628

September 29, 2008

Via Facsimile and U.S. Mail

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90017

> **Re:** **Nevada Chemicals, Inc.**
> **Schedule TO-T**
> **Filed September 19, 2008**
> **File No. 005-40254**

Dear Mr. Molz:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Source and Amount of Funds, page 43

1. We note your disclosure in the first full paragraph on page 43 of this section that the "[o]ffer is not conditioned upon any financing arrangements." We also note your disclosure that "[e]quity contributions and/or debt financing from OCM and its affiliates will provide the Offeror with sufficient funds to consummate the acquisition of all of the outstanding Shares in the Offer." Please affirmatively indicate whether any alternative financing plans exist as required by Item 1007(b)

of Regulation M-A. In addition, please confirm that the bidders in the offer intend to acquire the shares irrespective of whether financing is received and if all offer conditions are satisfied.

2. We note your disclosure that the Offeror and its parent "will have no meaningful assets, liabilities or historical financial information, until OCM, the indirect parent of Parent contributes and/or <u>lends</u> on or prior to the date on which payment will be made under the Offer . . . an amount in cash equal to the aggregate Offer Price." (Emphasis added). This language suggests that the Offeror and its parent could borrow funds from OCM for purposes of the offer transaction. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A may be required. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable.

3. Additionally, please note that if Item 1007(d) disclosure is required, please file as an exhibit any applicable loan agreement.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Dennis M. Myers, ESq.
        Kirkland & Ellis LLP
        200 East Randolph Drive
        Chicago, IL 60601